3-1-02

02024339

1123266

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of March, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

CANADA LIFE FINANCIAL CORPORATION

MATERIAL CHANGE REPORT

Section 118(1) of the *Securities* Act (Alberta)
Section 85(1) of the *Securities* Act (British Columbia)
Section 76(2) of the *Securities* Act (Newfoundland)
Section 81(2) of the *Securities* Act (Nova Scotia)
Section 75(2) of the *Securities* Act (Ontario)
Section 84(1) of the *Securities* Act (Saskatchewan)

1. Reporting Issuer

Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario
M5G 1R8

Tel: (416) 597-1440

2. Date of Material Change

March 8, 2002

3. Media Release

The material change was announced in a media release transmitted on March 8, 2002 through Canada Newswire. A copy of the media release accompanies this material change report.

4. Summary of Material Change

Canada Life™ "CliCS™" With $450 Million Financing

5. Full Description of Material Change

See attached media release.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. <u>Omitted Information</u>

Not applicable.

8. <u>Senior Officer</u>

Patrick Crowley, Executive Vice-President & Chief Financial Officer of Canada Life Financial Corporation, is knowledgeable about the material change described in this report and can be reached at 416-597-1440, ext. 5520.

9. <u>Statement of Senior Officer</u>

The foregoing accurately describes the material change described herein.

DATED at Toronto, Ontario, this 8th day of March 2002.

CANADA LIFE FINANCIAL CORPORATION

"Patrick Crowley"

(Signed) Patrick Crowley
Executive Vice-President &
Chief Financial Officer

Canada Life™

March 8, 2002
TSE: CL, CL.PR.B
NYSE: CLU

CANADA LIFE™ "CLiCS™" WITH $450 MILLION FINANCING

TORONTO – Canada Life Financial Corporation (CLF) today announced that Canada Life Capital Trust, a trust established by The Canada Life Assurance Company (CLA), has entered into an agreement with a syndicate of underwriters lead by Merrill Lynch Canada Inc. to issue in Canada, $450 million of Canada Life Capital Securities ("CLiCS") consisting of $300 million CLiCS - Series A and $150 million CLiCS - Series B.

The CLiCS - Series A have an expected term of 10 years and carry an annual coupon of 6.68%, payable semi-annually. The CLiCS - Series B have an expected term of 30 years and carry an annual coupon of 7.53%, payable semi-annually. CLA and its affiliates will use the net proceeds, expected to be $445 million, for general corporate purposes. Complete details of the terms of the CLiCS are set out in Canada Life Capital Trust's final prospectus, filed with Canadian securities regulatory authorities.

The CLiCS issue will provide Canada Life with tax deductible, low-cost funding that, subject to the approval of the Office of the Superintendent of Financial Institutions, will constitute Tier 1 regulatory capital of CLA and CLF.

"The coupons achieved on these securities are very attractive in the context of historical interest rates and we're particularly pleased that we were able to obtain 30 year capital given the current issuer-friendly rate environment," said Patrick Crowley, Executive Vice-President and Chief Financial Officer.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company. Its common shares are traded on The Toronto Stock Exchange under the symbol "CL" and The New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company, founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean and Hong Kong.

The CLiCS have not been and will not be, registered in the United States under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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All figures reported in Canadian dollars.

For more information, contact:
Media Inquiries:
Ardyth Percy-Robb
Corporate Communications Vice-President
416 597 1440, ext 6104
ardyth_percy-robb@canadalife.com

Investor Relations:
Brian Lynch
Investor Relations Vice-President
416 597 1440, ext 6693
brian_lynch@canadalife.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 12th day of March, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________________
Corporate Secretary & Chief
Compliance Officer